October 18, 2006

Joseph M. Mannon, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, Illinois 60601

Re: DWS Dreman Value IncomEdge Fund, Inc.
          File Numbers: 811-21949, 333-137385

Dear Ms. Hamideh:

        We have reviewed the registration statement of DWS Dreman Value IncomEdge
Fund, Inc. (the "Fund") filed on Form N-2 on September 15, 2006.   Based on our review
of the registration statement, we have the following comments. The captions we use
below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS

COVER PAGE

        1. Supplementally explain to the staff how the name of the Fund ("Value
IncomEdge") is consistent with the Fund's objective of total return.

        2. Supplementally explain to the staff why the marketing and structuring fee is not
reflected in the estimated offering expenses.

PROSPECTUS SUMMARY

Investment Objective

        3. Clarify what is meant by a "quantitative" long/short strategy.

Principal Investment Strategies

Income Strategy

        4. Clarify what is meant by "quantitative screens".

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses

5. Supplementally explain to the staff what kind of "leverage expenses" are to be included as a shareholder transaction expense and how are they to be distinguished from those included in the "leverage costs" line item under "Annual Expenses".

USE OF LEVERAGE

6. The disclosure should be clear as to whether the Fund expects to issue preferred stock and, if so, the imminence of a preferred stock offering should be disclosed in the Prospectus Summary. The costs of the issuance of preferred shares should be disclosed as a footnote to the per share table on the cover page.

MANAGEMENT OF THE FUND

The Investment Adviser and Administrator

7. The disclosure should describe the duties that Deutsche Investment Management Americas, Inc. performs under the investment advisory agreement and clarify the demarcation of duties and chain of command between the adviser and sub-adviser. Is the sub-adviser subordinated to the adviser or does the sub-adviser report directly to the board of directors? Does the adviser make any portfolio management decisions or does the responsibility for portfolio management rest entirely with the sub-adviser and Messrs. Dreman and Hutchinson?

UNDERWRITERS

Additional Compensation to be Paid by the Investment Advisor

8. Supplementally inform the staff why there is a need for advice on the "design and structuring of, and marketing assistance with respect to, the Fund and the distribution of its Common Shares." Was the marketing and structuring fee proposed by the investment adviser or the recipient of the fee? Was this fee a condition or an inducement for the provision of underwriting services? Is this fee arrangement being reviewed by the NASD?

GENERAL COMMENTS

9. Please state in your response letter whether the NASD will, or has, reviewed the terms and arrangements of the offering.

10. We note that portions of disclosure are incomplete. We may have further comments on such portions when you complete them in a pre-effective amendment, on

disclosure made in response to this letter, on information supplied supplementally, or on exhibits added in a pre-effective amendment.

11. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted or will submit in connection with the registration of its shares.

12. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, *A Plain English Handbook* (1998).

13. If the Fund intends to rely on Rule 430A under Securities Act of 1933 to omit certain information from the prospectus included with the pre-effective amendment to the registration statement that is to be declared effective, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment,

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in their filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in its filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after your reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel